                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Rutherford-Moran Oil Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 783286-10-7
                 --------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 783286-10-7                     13G                  Page 2 of 7 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                John A. Moran

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                Florida

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                                 9,348,607 shares

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                                       0 shares
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                                 9,348,607 shares

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                                       0 shares

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,348,607 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                36.51%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

                IN

--------------------------------------------------------------------------------

CUSIP No. 783286-10-7                     13G                  Page 3 of 7 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                JAMTHAI, INC.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                                 9,228,607 shares

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                                      120,000 shares
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                                 9,228,607 shares

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                                      120,000 shares

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,348,607 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                36.51%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------

CUSIP No. 783286-10-7                     13G                  Page 4 of 7 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                THAIJAM, L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                                 8,231,483 shares

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                                       0 shares
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                                 8,231,483 shares

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                                       0 shares

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,231,483 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                32.15%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

                PN

--------------------------------------------------------------------------------

Item 1(a)        NAME OF ISSUER:

                 Rutherford--Moran Oil Corporation

Item 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 5 Greenway Plaza, Suite 220
                 Houston, Texas  77049

Item 2(a)        NAME OF PERSON FILING:

                 This Schedule is filed on behalf of John A. Moran, an individual ("Mr. Moran"), JAMTHAI, Inc., a Delaware corporation ("JAMTHAI"), and THAIJAM, L.P., a Delaware limited partnership ("THAIJAM").

Item 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 5 Greenway Plaza, Suite 220
                 Houston, Texas  77049

Item 2(c)        CITIZENSHIP:

                 Moran - Florida
                 JAMTHAI - Delaware corporation
                 THAIJAM - Delaware limited partnership

Item 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, $.01 par value (the "Common Stock")

Item 2(e)        CUSIP NUMBER:

                 783286-10-7

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                 Not applicable.

Item 4           OWNERSHIP:

                 THAIJAM beneficially and directly owns a total of 8,231,483 shares of Rutherford--Moran Oil Corporation common stock, $.01 par value ("Common Stock") and has sole power to vote and dispose of all such shares. JAMTHAI, as the sole general partner of THAIJAM is deemed to beneficially own, and have sole power to direct the vote or disposition of, all the shares of Common Stock beneficially owned by THAIJAM as well as 997,124 shares directly owned by JAMTHAI. JAMTHAI also is deemed to beneficially own 120,000 shares owned directly by a partnership in which JAMTHAI and Mr. Moran serve as general partners. JAMTHAI shares voting and dispositive power with Mr. Moran with respect to such 120,000 shares. Mr. Moran is the President and sole stockholder of JAMTHAI and is deemed to beneficially own all shares of Common Stock beneficially owned by JAMTHAI. Mr. Moran has sole power to direct the vote or disposition of such shares. Mr. Moran's reported ownership excludes 4,000 shares owned by his wife as Mr. Moran disclaims beneficial ownership of such shares.

Item 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not applicable.

Item 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 As the sole general partner of THAIJAM, JAMTHAI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by THAIJAM. As the president and sole stockholder of JAMTHAI, Moran has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by JAMTHAI.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 COMPANY:

                 Not applicable.

Item 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 Not applicable.

Item 9           NOTICE OF DISSOLUTION OF GROUP:

                 Not applicable.

Item 10          CERTIFICATION:

                 Not applicable.

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ February 11, 1997
                               -----------------------------------------
                                                     Date



                                 /s/ John A. Moran
                               -----------------------------------------
                                              John A. Moran



                               JAMTHAI, Inc.


                               By:   /s/ John A. Moran
                                  --------------------------------------
                                               John A. Moran
                                                  President



                               THAIJAM, L.P.

                               By:     JAMTHAI, Inc.
                                       Sole General Partner


                               By:  /s/ John A. Moran
                                  --------------------------------------
                                              John A. Moran
                                                President

                                                                     Exhibit 1.1



                                AGREEMENT AS TO
                            FILING OF SCHEDULE 13-G


         Pursuant to Rule 13d-2(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned agree that the Schedule 13G to which this "Agreement as to Filing of Schedule 13G" is an exhibit is filed on behalf of each of the undersigned.



                                 /s/ February 11, 1997
                              --------------------------------------
                                              Date



                                /s/ John A. Moran
                              --------------------------------------
                                              John A. Moran



                              JAMTHAI, Inc.


                              By:   /s/ John A. Moran
                                 -----------------------------------
                                              John A. Moran
                                                 President



                              THAIJAM, L.P.

                              By:     JAMTHAI, Inc.
                                      Sole General Partner


                              By:   /s/ John A. Moran
                                 -----------------------------------
                                              John A. Moran
                                                 President